EXHIBIT 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.
Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

April 14, 2020

Item 3.
News Release

A news release was disseminated via Global Newswire and filed on SEDAR on April 14, 2020.

Item 4.
Summary of Material Change

On April 14, 2020 Eldorado announced the restart of operations at Lamaque as a result of the Quebec government’s confirmation that mines in the Province are allowed to resume operations.

Item 5.
Full Description of Material Change

On April 14, 2020 Eldorado announced the restart of operations at Lamaque as a result of the Quebec government’s confirmation that mines in the Province are allowed to resume operations.

Effective April 15, 2020, the Company will begin to ramp up Lamaque. The Company has safety protocols in place to address COVID-19 at all its sites, including Lamaque, such as temperature screening, compliance with additional hygiene measures and task observation to ensure that all work is performed respecting physical distancing and the use of appropriate personal protective equipment. The Company also has isolation procedures in place should an employee fall ill while at work. All personnel have been trained in these updated protocols.

Operations at Lamaque were moved to care and maintenance on March 23rd, 2020 to comply with the Quebec provincial government-mandated restrictions to address the COVID-19 situation in the province.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: the resumption of our operations at Lamaque, and the effect that any such resumption will have on our operations and our financial and operational results; the ability of the Company to continue with any operations at Lamaque or our other operations, or to restart or ramp-up these operations efficiently or economically, or at all, the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; our expectation as to our future financial and operating performance, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this report was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Tim Garvin Executive Vice President and General Counsel
Telephone number:	(604) 601 6692

Item 9.
Date of Report

April 16, 2020